SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34976

Deregistration under Section 8(f) of the Investment Company Act of 1940

July 28, 2023

AGENCY:  Securities and Exchange Commission ("Commission" or "SEC")

ACTION:  Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of July 2023. A copy of each application may be obtained
via the Commission's website by searching for the applicable file number listed below, or for
an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's
EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the
SEC's Public Reference Room at (202) 551-8090. An order granting each application will be
issued unless the SEC orders a hearing. Interested persons may request a hearing on any
application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the
relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the
relevant applicant below, or personally or by mail, if a physical address is listed for the
relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on
August 22, 2023, and should be accompanied by proof of service on applicants, in the form of
an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

**AlphaCentric Prime Meridian Income Fund [File No. 811-23230]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Dates: The application was filed on June 22, 2023.

Applicant's Address: 36 North New York Avenue, Huntington, New York 11743.

**BNY Mellon Ultra Short Income Fund [File No. 811-04888]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 21, 2021, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $4,883 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on June 12, 2023.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*